UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Publicly-held Company with Authorized Capital

Avenida Juscelino Kubitschek, nºs 2.041 e 2.235, Vila Olímpia, São Paulo - SP

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) informs that Santander Brasil filed, on November 14, 2011, an automatically effective amendment No. 2 to its Registration Statement on Form F-3, Registration No. 333-174483 (“Form F-3”), with the Securities and Exchange Commission (“SEC”), to permit the sale of Santander Brasil’s ADSs or Units by companies of Santander group or by Santander Brasil. The registration with the SEC is necessary because the sellers of ADSs or Units are Santander group companies. The Company is making available a Portuguese translation of the Form F-3 filed with the SEC on the sites of the CVM and the BM&FBovespa through the IPE system.

Additionally, pursuant to a prospectus supplement filed today with the SEC, any of the shareholders Banco Santander, S.A. (Spain), Grupo Empresarial Santander, S.L., and Banco Madesant – Sociedade Unipessoal S.A. (an affiliated company of the group) may offer for sale from time to time ADSs or Units of Santander Brasil aggregating up to 310,832,288. No registration before CVM for public offering of securities in Brazil has been requested. The Company is making available a Portuguese translation of the prospectus supplement filed with the SEC on the sites of the CVM and the BM&FBovespa through the IPE system.

São Paulo, November 16, 2011.

Banco Santander (Brasil) S.A.

Carlos Alberto Lopez Galan

Investor  Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 16, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer without specific designation

By:	/S/ Carlos Alberto Lopez Galan
Carlos Alberto Lopez Galan Vice - President Executive Officer